Beau Yanoshik

Partner

+1.202.373.6133

beau.yanoshik@morganlewis.com

via EDGAR Correspondence

October 26, 2021

Mr. Jeremy Esperon

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SSGA Active Trust (the “Registrant”); SEC File Nos. 333-173276 and 811-22542; Post-Effective Amendment No. 177 to the Registrant’s Registration Statement on Form N-1A (“Amendment No. 177”)

Dear Mr. Esperon:

This letter responds to comments you provided in a telephonic conversation with me on Tuesday, October 12, 2021, with respect to Amendment No. 177. Amendment No. 177 was filed on August 26, 2021 and included disclosure with respect to the SPDR® Blackstone Senior Loan ETF (formerly, SPDR Blackstone / GSO Senior Loan ETF) and the SPDR SSGA Ultra Short Term Bond ETF (each, a “Fund” and together, the “Funds”), each a series of the Registrant, as set forth in the Prospectus and Statement of Additional Information filed as part of Amendment No. 177.

Summaries of the comments with respect to the Funds, and responses thereto on behalf of the Registrant, are provided below. All page references refer to the pages in Amendment No. 177. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 177.

General

1.

Comment: Please file responses to the Staff’s comments as correspondence on EDGAR at least five (5) days prior to the effective date of the registration statement in order to give the Staff enough time to adequately review the responses. Once correspondence has filed, please also email a blackline of the prospectus and SAI reflecting changes from the initial filing.

Response: The Registrant acknowledges the Staff’s comment and will endeavor to file the response letter and provide blacklines in advance of the effective date of the registration statement to provide the Staff time to review the responses.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Prospectus

2.	Comment: Please present the following sentence included in the “Fees and Expenses of the Fund” sections in bold text, consistent with Item 3 of Form N-1A.

You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Response: Without necessarily agreeing that it is required, the text has been reformatted in bold.

3.	Comment: Please file on EDGAR a completed draft of each Fund’s fee table and example information prior to effectiveness.

Response: The completed fee and example tables are included in Appendix A to this correspondence.

4.	Comment: Please consider deleting the word “mutual” from the following sentence included in the Example table narratives:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

Response: The Registrant has removed the word “mutual” from the sentence above.

5.

Comment: Please revise the second sentence in the Example table narratives to clarify that the Example assumes that investors will either sell or hold their Fund Shares at the end of the periods indicated.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods.

Response: The Registrant believes the current disclosure is consistent with Item 3 of Form N-1A and, therefore, has not made the requested change.

6.

Comment: With respect to the following sentence in the principal investment strategy for the SPDR SSGA Ultra Short Term Bond ETF, please consider deleting the word “diversified” or using another word to avoid investor confusion given that the Fund is non-diversified.

SSGA Funds Management, Inc. (the “Adviser” or “SSGA FM”) invests, under normal circumstances, at least 80% of the Fund’s net assets (plus the amount of borrowings for investment purposes) in a diversified portfolio of U.S. dollar-denominated investment-grade fixed income securities.

Response: The Registrant has removed the word “diversified” from the sentence.

7.

Comment: The principal investment strategy for the SPDR SSGA Ultra Short Term Bond ETF states the Fund may invest in other investment companies, including ETPs. Please confirm Acquired Fund Fees and Expenses are properly excluded from the Fund’s fee table. Please also include risk disclosure stating that a shareholder may indirectly pay a proportionate share of the underlying funds’ fees and expenses.

Response: The Registrant confirms acquired fund fees and expenses are properly excluded from the Fund’s fee table, as such fees did not exceed 1 bps during the prior fiscal year. In addition, the Registrant believes the requested risk disclosure is currently included. In particular, the Registrant refers to the last sentence of the Exchange Traded Products Risk discussion, which states: “By investing in ETPs, the Fund indirectly bears the Fund’s proportionate share of any fees and expenses (e.g. management, custody, accounting, and administration) of the ETP, if applicable, in addition to the fees and expenses that the Fund and its shareholders directly bear in connection with the Fund’s own operations.”

8.

Comment: The principal investment strategy for the SPDR SSGA Ultra Short Term Bond ETF states the Fund “. . . expects to maintain a weighted average maturity that is two and a half years or less,” which the Staff notes was changed from 6-18 months. Please supplementally explain how this increase is consistent with investor expectations given the use of “ultra short term” in the Fund’s name. (See Rule 35d-1 Adopting Release and Frequently Asked Questions about Rule 35d-1 #11, noting that the Staff takes the position that funds with “short-term” in their name should have a dollar-weighted average maturity of no more than 3 years.)

Response: The Registrant believes that the Fund’s principal strategy and the use of “ultra short term” in the Fund’s name are appropriate. As disclosed in the principal investment strategies section, under normal circumstances, the effective duration of the Fund is expected to be one year or less. The Registrant notes that this is consistent with Morningstar’s definition of Ultrashort Bond Funds, which includes funds that have durations typically of less than one year and does not refer to a fund’s weighted average maturity (https://www.morningstar.com/ultrashort-bond-funds).

9.

Comment: The Staff notes that “Debt Securities Risk” is listed as a principal risk of the SPDR SSGA Ultra Short Term Bond ETF. Please consider whether call and/or extension risk should also be disclosed as principal risk of the Fund.

Response: The Registrant notes that the Debt Securities Risk discussion addresses call/prepayment and extension risks. In addition, the Prospectus includes “Call/Prepayment Risk” and “Extension Risk” in the Item 9 principal risks section, which is intended to supplement and enhance the summary “Debt Securities Risk” discussion, consistent with Items 4 and 9 of Form N-1A. As a result, the Registrant believes the current disclosure is appropriate.

10.

Comment: Given the SPDR SSGA Ultra Short Term Bond ETF’s investments in floating rate investments, please include principal risk disclosure relating to the discontinuation of LIBOR or explain why it is not necessary.

Response: The Registrant has added “LIBOR Risk” as a principal risk of the Fund.

11.

Comment: Please tailor the “Derivatives Risk” discussion in the principal risks section for the SPDR SSGA Ultra Short Term Bond ETF to discuss futures contracts, interest rate and credit default swaps, and options on treasury futures since these are the specific instruments disclosed is in principal investment strategy.

Response: The Registrant notes the “Additional Risk Information” section includes “Futures Contract Risk; Other Exchange-Traded Derivatives Risk,” “Options Risk” and “Swaps Risk,” which are intended to supplement and enhance the summary Derivatives Risk discussion, consistent with Items 4 and 9 of Form N-1A. As a result, the Registrant believes the current disclosure is appropriate.

12.

Comment: In the “Liquidity Risk” discussion in the principal risks section, in addition to describing the risks related to specific securities, please also disclose any liquidity risks associated with investing in an ETF. For example, in stressed market conditions, the market for ETF shares could become less liquid.

Response: The Registrant has revised the “Liquidity Risk” discussion as follows:

Liquidity Risk: Lack of a ready market, stressed market conditions, or restrictions on resale may limit the ability of the Fund to sell a security at an advantageous time or price or at all. Illiquid securities may trade at a discount from comparable, more liquid investments and may be subject to wide fluctuations in market value. If the liquidity of the Fund’s holdings deteriorates, it may lead to differences between the market price of Fund Shares and the net asset value of Fund Shares, and could result in the Fund Shares being less liquid. Illiquidity of the Fund’s holdings may also limit the ability of the Fund to obtain cash to meet redemptions on a timely basis. In addition, the Fund, due to limitations on investments in any illiquid securities and/or the difficulty in purchasing and selling such investments, may be unable to achieve its desired level of exposure to a certain market or sector.

13.

Comment: The Staff notes the inclusion of “Sovereign Debt Obligations Risk” as a principal risk of the SPDR SSGA Ultra Short Term Bond ETF. Please clarify in the principal strategy that government bonds in which Fund may invest include those of foreign governments.

Response: The Registrant confirms the Fund does not intend to invest in sovereign debt on a principal basis and has removed “Sovereign Debt Obligations Risk” as a principal risk of the Fund.

14.	Comment: In the “Portfolio Management” sections, please state that the portfolio managers listed are jointly and primarily responsible for the day-to-day management of the Fund.

Response: The Registrant believes the current disclosure is appropriate and consistent with Item 5 of Form N-1A, which states: “State the name, title, and length of service of the person or persons employed by or associated with the Fund or an investment adviser of the Fund who are primarily responsible for the day-to-day management of the Fund’s portfolio” (emphasis added).

15.

Comment: The Staff notes that the disclosure in the “Additional Strategies Information” section cross-references the Fund Summaries for a more complete discussion. Item 9 disclosure should not cross reference to information included in the Fund Summaries and instead should follow the layered approach contemplated by Form N-1A. The summary should be derived from the more detailed discussion of the principal strategies disclosed in Item 9. Please revise in accordance with the requirements of Item 4 and Item 9.

Response: The Registrant believes each Fund’s current Item 4 disclosure provides an adequate and appropriate summary of the Fund’s principal investment strategies and therefore has not revised either the Item 4 or Item 9 disclosure. The Registrant notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to each Fund.

16.	Comment: Please disclose each Fund’s 35d-1 policy in Item 9 and note that such policy may not be changed without 60 days’ prior notice to shareholders.

Response: The Registrant has added the following disclosure to the “Additional Strategies Information” section in Item 9 of the Prospectus:

Certain of the Funds, as described in the SAI, have adopted a non-fundamental investment policy to invest at least 80% of their respective net assets, plus the amount of borrowings for investment purposes, in investments suggested by their respective names, measured at the time of investment. A Fund will provide shareholders with at least 60 days’ notice prior to any change in this non-fundamental 80% investment policy. The Board of Trustees of the Trust (the “Board”) may change a Fund’s investment strategy and other policies without shareholder approval, except as otherwise indicated in this Prospectus or in the SAI. The Board may also change a Fund’s investment objective without shareholder approval.

17.	Comment: To the extent derivatives are counted towards a Fund’s 35d-1 policy, please disclose that they will be valued based on market value, not notional value.

Response: The Registrant confirms that each Fund currently does not intend to count derivatives towards compliance with the Fund’s Rule 35d-1 policy.

18.

Comment: The Staff notes that there are risks identified as principal risks of the Funds in the “Additional Risk Information” section that are not included in Item 4. Please add a brief summary for each of these risks in Item 4.

Response: The risks identified as principal risks in Item 9 that are not included in Item 4 are intended to supplement and enhance the summary Item 4 risks. For example, as noted above, the “Futures Contract Risk; Other Exchange-Traded Derivatives Risk,” “Options Risk” and “Swaps Risk” discussions under Item 9 are intended to supplement and enhance the summary Item 4 “Derivatives Risk” discussion. As a result, the Registrant believes the current disclosure is appropriate.

19.

Comment: With respect to the “Blackstone Credit Potential Conflicts of Interest” discussion included in the SAI, please include a summary of this discussion in the Fund’s prospectus and a corresponding cross-reference to the section in the SAI.

Response: The Registrant believes the current placement of the “Blackstone Credit Potential Conflicts of Interest” disclosure is appropriate and consistent with Item 20 of Form N-1A. In addition, the Registrant notes that the “Non-Principal Risks” section includes a “Conflicts of Interest Risk” discussion that provides a summary of certain conflicts of interest related to the Adviser and/or sub-advisers, as well as a “Potential Conflicts of Interest Risk” discussion specifically with respect to the SPDR Blackstone Senior Loan ETF.

Statement of Additional Information

20.	Comment: In the “Illiquid Securities” discussion in the SAI, please revise the heading and subsequent references to “illiquid investments,” consistent with Rule 22e-4 under the 1940 Act.

Response: The Registrant has made the requested change.

21.

Comment: The “Investment Companies” discussion references the “Trust’s exemptive relief.” In light of Rule 12d1-4 and the corresponding rescission of certain exemptive relief, please consider whether this discussion should be revised.

Response: The Registrant has revised the first paragraph of the “Investment Companies” section as follows:

Each Fund may invest in the securities of other investment companies, including affiliated funds and money market funds, subject to applicable limitations under Section 12(d)(1) of the 1940 Act. Pursuant to Section 12(d)(1), a Fund may invest in the securities of another investment company (the “acquired company”) provided that the Fund, immediately after such purchase or acquisition, does not own in the aggregate: (i) more than 3% of the total outstanding voting stock of the acquired company; (ii) securities issued by the acquired company having an aggregate value in excess of 5% of the value of the total assets of the Fund; or (iii) securities issued by the acquired company and all other investment companies (other than Treasury stock of the Fund) having an aggregate value in excess of 10% of the value of the total assets of the Fund. To the extent allowed by law, regulation, a Fund’s investment restrictions and/or the Trust’s exemptive relief (if any), a Fund may invest its assets in securities of investment companies, including affiliated funds and/or money market funds in excess of the limits discussed above.

22.

Comment: With respect to the following disclosure included in the “Acceptance of Orders of Creation Units” discussion in the “Purchase and Redemption of Creation Units” section, please delete or supplementally explain the legal basis for the statement that the Trust “. . . reserves the absolute right to reject an order for Creation Units transmitted in respect of a Fund at its discretion . . . .”

The Trust reserves the absolute right to reject an order for Creation Units transmitted in respect of a Fund at its discretion, including, without limitation, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Authorized Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund; (e) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; (g) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (h) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.

In particular, the Staff directs the Registrant’s attention to the proposing release for Rule 6c-11, which states the Staff believes “. . . an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” In addition, the adopting release for Rule 6c-11 states: “If a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.”

Response: The Registrant is not aware of any prohibitions on the rejection of purchase orders. While the Registrant expects the rejection of a purchase order to be rare and does not intend to impair the arbitrage mechanism, the Registrant notes that there may be certain circumstances, including the examples provided in the noted disclosure, where rejecting a purchase order is appropriate. As a result, the Registrant believes the disclosure is appropriate.

Part C and Exhibits

23.

Comment: Pursuant to Section 6(a) of Securities Act of 1933, please add the comptroller or principal accounting officer to the signature page of the registration statement. If they are already listed, please indicate the capacity in which they are signing the registration statement.

Response: Section 6.11 of the Registrant’s Amended and Restated By-Laws states: “The Treasurer shall be the chief financial officer, principal accounting officer, and principal financial officer of the Trust.” For purposes of Section 6(a) of the Securities Act of 1933, Mr. Rosenberg, as the elected Treasurer of the Registrant, is the principal accounting officer of the Registrant, but it is not his title.

***************

Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

cc:	David Urman, Esq.

W. John McGuire, Esq.

Appendix A

SPDR BLACKSTONE SENIOR LOAN ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.70%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.70%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$72	$224	$390	$871

SPDR SSGA ULTRA SHORT TERM BOND ETF

FEES AND EXPENSES OF THE FUND

The table below describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund (“Fund Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment):

Management fees	0.20%
Distribution and service (12b-1) fees	None
Other expenses	0.00%
Total annual Fund operating expenses	0.20%

EXAMPLE:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then sell all of your Fund Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year 1	Year 3	Year 5	Year 10
$20	$64	$113	$255